SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR 1 Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

MINUTES OF THE 2.618 MEETING OF THE BOARD OF EXECUTIVE DIRECTORS OF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS, HELD ON AUGUST 24,

2015.

NIRE 53300000859/CNPJ no. 00001180/0001-26

I certify, for all purposes and intents, that the Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, met at the Central Office of the Company, in Rio de Janeiro, RJ, on 08.24.2015, at 10:00 a.m. Present the President JOSÉ DA COSTA CARVALHO NETO, the Director ALEXANDRE VAGHI DE ARRUDA ANISE, Ms. SONIA REGINA JUNG, representing the Director ARMANDO CASADO DE ARAUJO,  the Director JOSIAS MATOS DE ARAUJO, the Director MARCOS AURÉLIO MADUREIRA DA SILVA, and the Director JOSÉ ANTONIO MUNIZ LOPES. Also present were Mr. BRUNO CAMPOS BARRETTO, Head of the Office of the Presidency, Mr. LUIZ AUGUSTO P. A. FIGUEIRA, Head of the Superintendence of Planning, Strategic Management and Sustainability, Mr. JOSÉ ANTONIO CORRÊA OIMBRA, Business Consultant of the Presidency, and Mr. ANTONIO FREDERICO PEREIRA DA SILVA, Legal Adviser. DECISION: RES-465/2015. Referral of RENATO SOARES SACRAMENTO as Interim Director of Generation. The Executive Board of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the use of their powers, and based on the Rapporteur's presentation, HAS DECIDED: 1. to approve the appointment of Renato Soares Sacramento, to respond temporarily for the Directorship of Generation, from 08.24.2015, replacing Valter Luiz Cardeal de Souza, due to a leave of absence, in accordance with the provisions of Article 32, paragraph 2, of the Bylaws of Eletrobras, and may practice, during the temporary posting, all acts that fit the substitute officer, regardless of their nature; 2. determine that the Finance Department - DF and that the Executive Board of Directors - DA, through the Department of Information Technology - DAI, Department of People Management - DAG and the Department of Organizational Development - DAO adopt all measures necessary to comply with this Resolution. With no other business on the agenda, Mr. President of the Board adjourned the meeting, asked me to draw up this deliberation certificate, which once read and approved, was signed by me, MARIA SILVIA SAMPAIO SANT'ANNA, Interim General Secretary of the Board. The other discussions in this meeting were omitted from this certificate, because they were merely internal interests of the Society, legitimate cause, based on the duty of confidentiality of the Administration, in line with the "caput" of Article 155 of Law no. 6.404 (Law of Corporations), therefore considered outside the scope of the provision in paragraph 1 of article 142 of the aforementioned Law.

Rio de Janeiro, August 24, 2015.

MARIA SILVIA SAMPAIO SANT’ANNA
General Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.